UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 20.2%

FOR MAY 2007

Guadalajara, Jalisco, Mexico - June 8, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of May 2007 compared to traffic figures for May 2006.

During May 2007, total terminal passengers increased 20.2% compared to May 2006, driven by domestic passenger traffic, which grew 38.6%.

Compared to May 2006, domestic terminal traffic registered a net increase of 371.4 thousand passengers, driven by passenger traffic growth at eleven of the Company’s twelve airports: Tijuana with 122.8 thousand passengers, Guadalajara with 108.5 thousand passengers, Bajio with 24.7 thousand passengers, La Paz with 24.5 thousand passengers, Hermosillo with 17.1 thousand passengers, Puerto Vallarta with 16.0 thousand passengers, Los Cabos with 13.8 thousand passengers, Aguascalientes with 12.3 thousand passengers, Los Mochis with 11.8 thousand passengers, Mexicali with 11.6 thousand passengers and Morelia with 9.3 thousand passengers, (representing a total increase of 372.4 thousand domestic passengers in May 2007, compared to May 2006). The increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and A Volar.

On the other hand, domestic passenger traffic at the Manzanillo airport declined by 0.8 thousand passengers with respect to May 2006.

It is worth mentioning that we continue to experience the effects of the suspension of AeroCalifornia’s operations which began in April 2006 and continued for several months. As a result, year-over-year comparisons are higher-than-anticipated in 2007, since in 2006 AeroCalifornia did not re-initiate operations until the beginning of August.

Overall, international terminal passenger traffic declined 7.7% with respect to May 2006. The airports that declined together represented a decrease of 53.8 thousand passengers. However, it is worth noting the growth at the airports of La Paz with 3.2 thousand passengers, Tijuana with 1.0 thousand passengers, Manzanillo with 1.0 thousand passengers and Mexicali with 0.1 thousand passengers, for a total increase at these airports of 5.3 thousand passengers compared to May 2006.

     For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Decreases in international passenger traffic at the Guadalajara, Bajio Aguascalientes and Morelia airports were possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

Decreases in international passenger traffic at the Hermosillo airport resulted from the suspension of Hermosillo-Phoenix route.

It is important to mention that the decreases in international traffic at the Los Cabos and Puerto Vallarta airports were due to the effect of Hurricane Wilma, which took place in 2005. During 2005, these destinations experienced higher passenger traffic due to the effects of the hurricane, which caused damages to other tourist destinations and airports located in Gulf of Mexico region, and thus, drove passenger traffic to GAP’s regions.

Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report May 2007	Page 2 of 4

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP Passenger Traffic Report May 2007	Page 3 of 4

Low-Cost Carriers

At the close of May 2007, the weekly schedule of flights operated by LCC’s increased by 10 weekly segments compared to April 2007. As a result, GAP’s airports currently have a total of 789 segments, totaling 48 routes operated by LCC’s.

During May 2007, a total of 453.5 thousand passengers were transported by LCC’s (Interjet, A volar, Volaris, Alma, Click and VivaAerobus), representing 33.9% of domestic passenger traffic for the month.

Currently, LCC’s operate at eleven out of the Company’s twelve airports.

Outlook

We expect that total terminal passenger traffic for the full year 2007 could reach a growth range of 7.0% - 9.0% compared to the full year 2006.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report May 2007	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: June 8, 2007